Exhibit 99.2

TABLE OF CONTENTS

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS	1
PROPOSAL 1—ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2011	4
PROPOSAL 2—DISCHARGE OF THE MEMBERS OF OUR BOARD of directors FROM CERTAIN LIABILITIES	5
PROPOSAL 3—RE-APPOINTMENT OF TWO NON-EXECUTIVE DIRECTORS	6
PROPOSAL 4—MAKE CERTAIN ADJUSTMENTS TO THE COMPENSATION PACKAGE OF OUR NON-EXECUTIVE DIRECTORS	7
PROPOSAL 5—APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT THE ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2012	8
PROPOSALS FOR THE 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS	9
SOLICITATION OF PROXIES	9
WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY	9
OTHER MATTERS	9
INTERXION HOLDING N.V. PROXY CARD	11

InterXion Holding N.V.

Tupolevlaan 24

1119 NX Schiphol-Rijk

The Netherlands 31-20-880-7600

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On June 27, 2012

We are sending you our proxy materials in connection with the solicitation of the enclosed proxy by the Board of Directors of InterXion Holding N.V. (the “Company”) for use at the Annual General Meeting of Shareholders, and at any adjournments thereof.

The Annual General Meeting of Shareholders to which this Proxy Statement relates constitutes the annual meeting of shareholders under the laws, rules and regulations of The Netherlands, the United States and the New York Stock Exchange.

Attending the Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held on June 27, 2012, at 10:00 CET, at the Radisson Blu Hotel, Boeing Avenue 2, 1119 PB Schiphol-Rijk, The Netherlands, to consider the matters set forth in the Notice of Annual General Meeting of Shareholders. This Proxy Statement and the form of proxy card enclosed are being mailed to shareholders commencing on or about May 25, 2012.

In accordance with our articles of association, shareholders must inform the Company in writing of their intention to attend the Annual General Meeting of Shareholders, and the Company must receive such notice by June 26, 2012. Notice to attend the Annual General Meeting of Shareholders should be sent to: Investor Relations, InterXion Holding, N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. If you own your ordinary shares through a broker, you must also provide the Company with appropriate evidence of ownership of and authority to vote the shares no later than June 26, 2012. Such evidence may include a copy of the voting instruction card or a brokerage statement reflecting stock ownership as of the record date. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Access to the Annual General Meeting of Shareholders is permitted only after verification of personal identification.

Shareholders Entitled to Vote

Only shareholders of record of the ordinary shares, €0.10 nominal value per share, of the Company (the “ordinary shares”) at the close of business on May 25, 2012 according to the share register of American Stock Transfer & Trust Company, LLC, our registrar and transfer agent, or the Company’s shareholders’ register in The Netherlands, or such shareholders’ proxies, will be entitled to attend and vote at the Annual General Meeting of Shareholders. Each ordinary share entitles the holder thereof to one vote on each matter that is voted on at the Annual General Meeting of Shareholders. The number of outstanding ordinary shares entitled to vote on each proposal at the Annual General Meeting of Shareholders is 66,925,479.

Street Name Holders and Record Holders

If you own ordinary shares through a broker, the registered holder of those shares is the broker or its nominee. Such shares are often referred to as held in “street name,” and you, as the beneficial owner of those shares, do not appear in the share register of American Stock Transfer & Trust or our shareholders’ register. For street name shares, there is a two-step process for distributing our proxy materials and tabulating votes. Brokers inform us how many of their clients own ordinary shares in street name, and the broker forwards our proxy materials to those beneficial owners. If you receive our proxy materials, including a voting instruction card, from your broker, you should vote your shares by following the procedures specified on the voting instruction card. Shortly before the Annual General Meeting of Shareholders, your broker will tabulate the votes it has received and submit a proxy card to us reflecting the aggregate votes of the street name holders. If you plan to attend the Annual General Meeting of Shareholders and vote your street name shares in person, you should contact your broker to obtain a broker’s proxy card and bring it to the Annual General Meeting of Shareholders.

If you are the registered holder of ordinary shares, you are the record holder of those shares, and you should vote your shares as described below under “How Record Holders Vote.”

How Record Holders Vote

You can vote at the Annual General Meeting of Shareholders in person or by proxy. We recommend that you vote by proxy even if you plan to attend the Annual General Meeting of Shareholders. You can always attend the Annual General Meeting of Shareholders and revoke your proxy by voting in person.

You can vote by proxy by completing, signing, dating and mailing our enclosed proxy card.

By giving us your proxy, you are authorizing the individuals named on our proxy card, the proxies, to vote your shares in the manner you indicate. You may vote “FOR” or “AGAINST” or “ABSTAIN” from voting on (i) the adoption of our Dutch statutory annual accounts for the financial year 2011, (ii) the discharge of the members of our Board of Directors from certain liabilities for the financial year 2011, (iii) the re-appointment of two non-executive directors, (iv) making certain adjustments to the compensation package of our non-executive directors, as described in this Proxy Statement, and (v) the appointment of KPMG Accountants N.V. to audit the annual accounts for the financial year 2012.

If you vote by proxy without indicating your instructions, your shares will be voted FOR:

•	The adoption of our Dutch statutory annual accounts for the financial year 2011;

•	The discharge of the members of our Board of Directors from certain liabilities for the financial year 2011;

•	The re-appointment of two non-executive directors;

•	The adjustments to the compensation package of our non-executive directors; and

•	The appointment of KPMG Accountants N.V. to audit the annual accounts for the financial year 2012.

Revocation of Proxies

A shareholder may revoke a proxy at any time prior to its exercise (i) by mailing a written notice of revocation of the proxy’s authority to Investor Relations, InterXion Holding, N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, (ii) by submitting a duly elected proxy bearing a later date or (iii) by attending the Annual General Meeting of Shareholders and voting in person. Your attendance at the meeting alone will not revoke your proxy.

Quorum and Votes Necessary for Action to be Taken

The affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting of Shareholders and entitled to vote on the proposal is required to approve each of the proposals set forth in this proxy statement.

Although there is no quorum requirement under our articles of association or Dutch law, ordinary shares abstaining from voting will count as shares present at the Annual General Meeting of Shareholders but will not count for the purpose of determining the number of votes cast. Broker non-votes will not count as shares present at the Annual General Meeting of Shareholders or for the purpose of determining the number of votes cast. “Broker non-votes” are shares that are held in “street name” by a bank or brokerage that indicates on its proxy that it does not have discretionary authority to vote on a particular matter.

Each ordinary share will be counted as one vote according to the instructions contained on a properly completed proxy or on a ballot voted in person at the Annual General Meeting of Shareholders. Shares will not be voted in favor of a proposal if either (i) the shareholder abstains from voting on a particular matter or (ii) the shares are broker non-votes.

Other Matters

As of the date of this Proxy Statement, our Board of Directors does not know of any business that will be presented for consideration at the Annual General Meeting of Shareholders other than the matters described in this Proxy Statement. If any other matters are properly brought before the Annual General Meeting of Shareholders, the persons named in the enclosed form of proxy will vote the proxies in accordance with their best judgment.

PROPOSAL 1—ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2011

At the Annual General Meeting of Shareholders, our shareholders will be asked to adopt our Dutch statutory annual accounts for the year ended December 31, 2011 (the “2011 Annual Accounts”). We will also report on the business and the results of operations for the year ended December 31, 2011 based on the 2011 Annual Accounts. We will also discuss the application of the Dutch corporate governance code and the reservation and dividend policy.

Our 2011 Annual Accounts are audited and prepared in accordance with International Financial Reporting Standards. The 2011 Annual Accounts contain certain disclosures not required under generally accepted accounting principles in the United States (“US GAAP”). A copy of the 2011 Annual Accounts can be accessed through our website, www.interxion.com, and may be obtained free of charge by request to Investor Relations, InterXion Holding, N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. Approval of this proposal will constitute approval of the matters set forth in the 2011 Annual Accounts.

Under Dutch law, we are required to provide shareholders with an opportunity to discuss our dividend policy and any major changes in that policy. Shareholders will not be entitled to adopt a binding resolution determining our future dividend policy.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ADOPTION OF OUR 2011 ANNUAL ACCOUNTS.

PROPOSAL 2—DISCHARGE OF THE MEMBERS OF OUR BOARD OF DIRECTORS FROM CERTAIN LIABILITIES

At the Annual General Meeting of Shareholders, as permitted under Dutch law and customary for Dutch companies, we are asking our shareholders to discharge the members of our Board of Directors from certain liabilities with respect to the exercise of their management and supervisory duties during our financial years ended December 31, 2011. If our shareholders approve this discharge of certain liabilities, then the persons concerned will not be liable to the Company for actions that they took on behalf of the Company in the exercise of their duties during the financial year 2011. However, the discharge does not apply to matters that are not disclosed to our shareholders, and it does not affect the liability, if any, of our Board of Directors to our shareholders. The discharge is also subject to the provisions of Dutch law relating to liability upon bankruptcy.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE DISCHARGE OF THE MEMBERS OF OUR BOARD OF DIRECTORS FROM CERTAIN LIABILITIES FOR THE FINANCIAL YEAR 2011.

PROPOSAL 3—RE-APPOINTMENT OF TWO NON-EXECUTIVE DIRECTORS

Pursuant to the Company’s articles of association, the term of the initial class II directors, Robert Manning and Cees van Luijk, shall expire immediately following the Annual General Meeting of Shareholders. The Board of Directors, after careful consideration, recommends that Mr. Manning and Mr. Van Luijk each be re-appointed for a three-year term (such that Messrs. Manning’s and Van Luijk’s terms shall expire immediately following the Annual General Meeting of Shareholders in 2015).

Robert M. Manning, Non-Executive Director

Prior to the conversion into a one-tier Board of Directors in January 2011, Mr. Manning served on the Supervisory Board, which he joined in 2002. Mr. Manning is a general partner with Baker Capital. Prior to joining Baker Capital, Mr. Manning was CFO of Intermedia Communications, Inc., an integrated communications service provider, from 1996 to 2001, and a director of its majority-owned subsidiary Digex, Inc., a provider of complex, managed, web hosting services, from 1998 to 2001. Prior to Intermedia, Mr. Manning was a founding executive of DMX, Inc., the first satellite- and cable-delivered digital radio network, from 1990 to 1996. Prior to DMX, Mr. Manning worked as an investment banker to the cable television and communications industries. Mr. Manning serves on the boards of Broadview, Inc., PlusTV, Wine.com (chairman) and Adaptix (chairman) and is a graduate of Williams College.

Cees G. van Luijk, Non-Executive Director

Prior to the conversion into a one-tier Board of Directors in January 2011, Mr. Van Luijk served on the Supervisory Board, which he joined in 2002. He has been Chairman since 2003 and co-managing partner of Capital-C Ventures, a Benelux-focused technology venture capital firm. Mr. Van Luijk was formerly the CEO of Getronics between 1999 and 2001 and prior to that a member of the Global Leadership Team of PricewaterhouseCoopers. Mr. Van Luijk serves on the boards of PontMeyer NV, Intersafe Groeneveld, Holland Colours NV, Parkking Holding BV and Lirema BV. Mr. Van Luijk is a Certified Public Accountant in The Netherlands and holds a Master’s Degree in Business Economics from the Erasmus University Rotterdam.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RE-APPOINTMENT OF ROBERT MANNING AND THE RE-APPOINTMENT OF CEES VAN LUIJK AS NON-EXECUTIVE DIRECTORS.

PROPOSAL 4—MAKE CERTAIN ADJUSTMENTS TO THE COMPENSATION PACKAGE OF OUR NON-EXECUTIVE DIRECTORS

At the Annual General Meeting of Shareholders, our shareholders will be asked to approve adjustments to the compensation package of the non-executive directors as described below. These adjustments are proposed to better align the Company’s compensation package for its non-executive directors with companies that are comparable in size and in a similar industry. The adjustments are also a better reflection of the amount of time a non-executive director must allocate to the proper performance of his duties as a member of the Board of Directors and of its committees.

As of 1 January 2012, the annual compensation for each non-executive director will be increased from € 35,000 to € 40,000 gross per annum. Each non-executive director who is a member of the Company’s audit committee will in addition receive € 15,000 gross per annum, and the chairman of the Company’s audit committee will receive a further € 10,000 gross per annum. Each non-executive director who is a member of the Company’s compensation committee will in addition receive € 5,000 gross per annum, and the chairman of the Company’s compensation committee will receive a further € 5,000 gross per annum.

Our shareholders will also be asked to approve the grant of 5,000 options to acquire shares in the capital of InterXion Holding N.V. at an exercise price equal to the price per share on the date of grant to Messrs. Baker, Manning and Van Luijk. The options will be subject to the terms of the Company’s 2011 option plan, which is an exhibit to the Form 6-K filed by the Company with the U.S. Securities and Exchange Commission on June 1, 2011 (available at www.sec.gov), except for the vesting schedule, which will be in one instalment on the first anniversary of the date of grant and for the term of the option, which will be five years from the date of grant. The option agreement will contain customary change of control provisions.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ADOPTION OF CERTAIN ADJUSTMENTS TO THE COMPENSATION PACKAGE OF OUR NON-EXECUTIVE DIRECTORS.

PROPOSAL 5—APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT THE ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2012

The Company’s articles of association provide that the shareholders at the Annual General Meeting of Shareholders instruct an auditor to examine the Annual Accounts drawn up by the Board of Directors, to lay a report of their findings before the Board of Directors and to make a statement with regard thereto.

The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to instruct KPMG Accountants N.V. to act as independent auditor for the year ending 31 December 2012.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT ACCOUNTS FOR THE FINANCIAL YEAR 2012.

PROPOSALS FOR THE 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Because we are a Dutch public limited company whose shares are traded on the New York Stock Exchange, both U.S. and Dutch rules and timeframes apply if you wish to submit a candidate for our Board of Directors to be considered for election at the 2013 Annual General Meeting of Shareholders or if you wish to submit another kind of proposal for consideration by shareholders at the 2013 Annual General Meeting of Shareholders.

Under our articles of association, if you are interested in submitting a proposal to be presented at the 2013 Annual General Meeting of Shareholders, you must fulfill the requirements set forth in our articles of association, and we must receive your proposal at our office as set forth below no later than 60 days before the 2013 Annual General Meeting of Shareholders:

InterXion Holding N.V.

Tupolevlaan 24

1119 NX Schiphol-Rijk

The Netherlands

You may contact us at Investor Relations, InterXion Holding N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, for a copy of the relevant provisions of the Company’s articles of association regarding the requirements for making shareholder proposals.

SOLICITATION OF PROXIES

The Company is paying the costs for the solicitation of proxies, including the cost of preparing and mailing this Proxy Statement. Proxies are being solicited primarily by mail, but in addition, the solicitation by mail may be followed by solicitation in person, or by telephone or facsimile, by regular employees of the Company without additional compensation. The Company will reimburse brokers, banks and other custodians and nominees for their reasonable out-of-pocket expenses incurred in sending proxy materials to the Company’s shareholders.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY

The Company files annual and current reports with the U.S. Securities and Exchange Commission (“SEC”). You may read and copy any of the reports or other materials that the Company files with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains the reports and other materials we file electronically with the SEC. The address of that website is http://www.sec.gov. You may also obtain copies of this information by mail from the Public Reference Room at the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.

OTHER MATTERS

Our Board of Directors knows of no other matters that will be presented for consideration at the Annual General Meeting of Shareholders. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

By:	/s/ David C. Ruberg
Name: David C. Ruberg
Title: Chief Executive Officer

May 25, 2012

A copy of the our Dutch statutory annual accounts for the financial year ended December 31, 2011 is available without charge upon written request to: Investor Relations, InterXion Holding N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands.

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